SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                            ______________________

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                          QUALITY SEMICONDUCTOR, INC.
                               (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                          (Title of Class of Securities)

                                  74758B104
                                (CUSIP Number)

                                RAJ RAJARATNAM
                           GALLEON ADVISORS, L.L.C.
                            135 EAST 57TH STREET
                          NEW YORK, NEW YORK  10022
                                (212) 371-2809

                (Name, address and telephone number of person
               authorized to receive notices and communications)

                                May 28, 1997
            (Date of event which requires filing of this statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

      Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

      NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 37 Pages

13D
CUSIP No. 74758B104
____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                              Galleon International Fund, Ltd.

_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [x]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                        WC
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                 Bermuda
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                                  - 0 -
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                   476,300
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                  - 0 -
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                  476,300
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                  476,300
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                6.0%
_____________________________________________________________________________
          (14)  TYPE OF REPORTING PERSON **
                                                CO
_____________________________________________________________________________
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                                Page 2 of 37 Pages

13D
CUSIP No. 74758B104
____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                              Galleon Management, L.P.

_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [x]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                        AF
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                                    - 0 -
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                        476,300
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                    - 0 -
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                        476,300
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                        476,300
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                6.0%
_____________________________________________________________________________
          (14)  TYPE OF REPORTING PERSON **
                                                PN
_____________________________________________________________________________
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                                Page 3 of 37 Pages

13D
CUSIP No. 74758B104
____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                             Galleon Management, L.L.C.

_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [x]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                              AF
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                                - 0 -
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                    476,300
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                - 0 -
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                    476,300
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                    476,300
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                6.0%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                                CO
_____________________________________________________________________________
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                                Page 4 of 37 Pages

13D
CUSIP No. 74758B104
____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                                  Raj Rajaratnam

_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [x]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                              AF
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              U.S.A.
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                                - 0 -
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                476,300
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                - 0 -
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                476,300
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                476,300
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                6.0%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                                IN
_____________________________________________________________________________
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 5 of 37 Pages

ITEM 1.   SECURITY AND ISSUER.

      This statement on Schedule 13D (the "Schedule 13D") is being filed on June 24, 1997 by the undersigned with respect to the common stock, par value $.001 per share ("Common Stock") of Quality Semiconductor, Inc. (the "Company"). The principal executive offices of the Company are located at 851 Martin Avenue, Santa Clara, California 95050.


ITEM 2.   IDENTITY AND BACKGROUND.

      This statement is filed by (a) Galleon International Fund, Ltd. (the "Offshore Fund"), (b) Galleon Management, L.P. ("Management LP"), (c) Galleon Management, L.L.C. ("Management LLC") and (d) Raj Rajaratnam ("Rajaratnam"). The persons listed in (a) through (d) above are collectively referred to herein as the "Reporting Persons" and information regarding each Reporting Person is set forth below.

      The Offshore Fund is a company incorporated under the laws of Bermuda with its principal place of business at 6 Front Street, Hamilton HM11, Bermuda. The principal business of the Offshore Fund, a private investment fund, is to achieve long-term capital appreciation primarily through investments in equity securities. Management LP is the investment advisor to the Offshore Fund. Management LLC is the general partner of Management LP. Rajaratnam is the managing member of Management LLC.

     Management LP is a Delaware limited partnership with its principal place of business at 135 East 57th Street, New York, New York 10022. Management LP manages the investment portfolios of the Offshore Fund and other advisory clients. Management LLC is the general partner of Management LP.
Rajaratnam is the managing member of Management LLC.

     Management LLC is a Delaware limited liability company with its principal place of business at 135 East 57th Street, New York, New York 10022. Management LLC is the general partner of Management LP. Rajaratnam is the managing member of Management LLC.

     Rajaratnam is a U.S. citizen and is the managing member of Management LLC. The principal place of business of Rajaratnam is 135 East 57th Street, New York, NY 10022. Through Management LLC and Management LP, Rajaratnam has primary investment discretion for the investment portfolio of the Offshore Fund.

      None of the persons described in this Item 2, during the last five years, (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.



                               Page 6 of 37 Pages

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The aggregate number of shares of Common Stock purchased and the net investment cost of such shares is as follows:

                                  Aggregate                       Net
          Name                    # of Shares                Investment Cost

          Offshore Fund           476,300                   $4,048,550

      The source of the funds used to make the purchases of the Common Stock was working capital and no part of the purchase price was represented by funds or other consideration specially borrowed or otherwise specifically obtained for the purpose of acquiring, holding, trading or voting the Common Stock.

ITEM 4.   PURPOSE OF THE TRANSACTION.

      The Reporting Persons have no present plans or proposals that relate to or would result in any of the actions enumerated in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D, although they reserve the right to buy additional securities of the Company or sell securities of the Company from time to time.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

      (a) The Offshore Fund owns in the aggregate 476,300 (6.0%) of the outstanding shares of Common Stock of the Company, including 43,300 shares of Common Stock issuable upon exercise of certain warrants.

       The approximate aggregate percentage of shares of Common Stock beneficially owned by each person herein is based on 7,172,145 shares outstanding, which is the total number of shares of Common Stock outstanding as of April 30, 1997, as reflected in the Company's Private Placement Offering Memorandum dated May 14, 1997, as amended May 16, 1997. Included in the number of shares outstanding is the number of shares of Common Stock which would be issued in exchange for the warrants as discussed below.

      The Offshore Fund, in connection with the acquisition of the Common Stock, received 43,300 warrants (the "Warrants") which may be exercised at any time or from time to time on or after the date hereof through May 31, 1998 (unless otherwise terminated under certain circumstances). Each Warrant entitles its holder to purchase one (1) share of Common Stock of the Company at a price of $8.50 per share.

      (b) The power to vote the Common Stock with respect to each Reporting Person noted in paragraph (a) above is as set forth on the cover sheet of this
Schedule 13D for such Reporting Person.

      Management LP does not directly own any of the Common Stock or Warrants. Management LP may be deemed to indirectly beneficially own 476,300 shares of Common Stock by virtue of its investment advisory relationship with the Offshore Fund, pursuant to which Management LP provides discretionary investment advisory services.

                               Page 7 of 37 Pages

      Management LLC does not directly own any of the Common Stock or Warrants. Management LLC may be deemed to indirectly beneficially own 476,300 shares of Common Stock by virtue of its position as general partner of Management LP.

     Rajaratnam does not directly own any of the Common Stock or Warrants. Rajaratnam may be deemed to indirectly beneficially own 476,300 shares of Common Stock as the managing member of Management LLC.

     (c) The Offshore Fund acquired the Common Stock through a private placement dated May 28, 1997 pursuant to a Unit Purchase Agreement dated May 16, 1997.

     (d) Except as set forth above, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The Common Stock and the Warrants were acquired by the Offshore Fund in a private placement pursuant to a purchase agreement (the "Unit Purchase Agreement"). Under the terms of the Unit Purchase Agreement and various federal and state securities laws, the Common Stock and the Warrants (and any Common Stock received through the exercise of the Warrants) may not be resold or otherwise transferred except in a transaction registered under the Securities Act of 1933, as amended (the "Securities Act"), or unless an exemption from such registration is available. The Unit Purchase Agreement requires the Company no later than June 27, 1997 to prepare and file with the Securities and Exchange Commission a registration statement under the Securities Act to register the Common Stock and the Warrants and to use its best efforts to secure the effectiveness of such registration statement as soon as reasonably practicable thereafter. A copy of the Unit Purchase Agreement is filed herewith as Exhibit II.

     Except as described above, none of the Reporting Persons is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Filed herewith as Exhibit I is a written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) of the Act.

     Filed herewith as Exhibit II is a copy of a purchase agreement (the "Unit Purchase Agreement") dated May 16, 1997 between Galleon International Fund, Ltd. and Quality Semiconductor, Inc.







                               Page 8 of 37 Pages

                                    SIGNATURES

      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  June 24, 1997               GALLEON INTERNATIONAL FUND, LTD.

                                    By: Galleon Management, L.P.
                                        Management Company

                                    By: Galleon Management, L.L.C.
                                        General Partner

                                    By: /s/ Raj Rajaratnam
                                        _____________________________
                                        Raj Rajaratnam
                                        Managing Member


                                    GALLEON MANAGEMENT, L.P.

                                    By: Galleon Management, L.L.C.
                                        General Partner

                                    By: /s/ Raj Rajaratnam
                                        _____________________________
                                        Raj Rajaratnam
                                        Managing Member


                                    GALLEON MANAGEMENT, L.L.C.

                                    By: /s/ Raj Rajaratnam
                                        _____________________________
                                        Raj Rajaratnam
                                        Managing Member


                                    RAJ RAJARATNAM

                                    By: /s/ Raj Rajaratnam
                                        _____________________________












                               Page 9 of 37 Pages

	EXHIBIT I

	JOINT ACQUISITION STATEMENT
	PURSUANT TO RULE 13D-1(F)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.

DATED:  June 24, 1997               GALLEON INTERNATIONAL FUND, LTD.

                                    By: Galleon Management, L.P.
                                        Management Company

                                    By: Galleon Management, L.L.C.
                                        General Partner

                                    By: /s/ Raj Rajaratnam
                                        _____________________________
                                        Raj Rajaratnam
                                        Managing Member


                                    GALLEON MANAGEMENT, L.P.

                                    By: Galleon Management, L.L.C.
                                        General Partner

                                    By: /s/ Raj Rajaratnam
                                        _____________________________
                                        Raj Rajaratnam
                                        Managing Member


                                    GALLEON MANAGEMENT, L.L.C.

                                    By: /s/ Raj Rajaratnam
                                        _____________________________
                                        Raj Rajaratnam
                                        Managing Member


                                    RAJ RAJARATNAM

                                    By: /s/ Raj Rajaratnam
                                        _____________________________



                              Page 10 of 37 Pages

                           UNIT PURCHASE AGREEMENT

Quality Semiconductor, Inc.
851 Martin Avenue
Santa Clara, CA  95050-2903

Ladies & Gentlemen:

      The undersigned Galleon International Fund, Ltd. (the "Purchaser"), hereby confirms its agreement with you as follows:

      1. This Unit Purchase Agreement (the "Agreement") is made as of May 16, 1997 between Quality Semiconductor, Inc., a California corporation (the "Company"), and the Purchaser.

      2. The Company has authorized the sale and issuance of up to 108,000 units (the "Units", each consisting of ten (10) shares (the "Shares") of Common Stock of the Company and one warrant (the "Warrants") to purchase one
(1) share of Common Stock of the Company.

      3. The Company and the Purchaser agree that the Purchaser will purchase and the Company will sell, for a purchase price of $85.00 per Unit, or an aggregate purchase price of $3,680,500, 43,300 Units pursuant to the Terms and Conditions for Purchase of Units attached hereto as Annex I and incorporated herein by reference as if fully set forth herein. Unless otherwise requested by the Purchaser, certificates representing the Shares and Warrants purchased by the Purchaser will be registered in the Purchaser's name and address as set forth below.

      4. The Purchaser represents that, except as set forth below, (a) it has had no position, office or other material relationship within the past three years with the Company or its affiliates and (b) neither it nor any group of which it is a member beneficially owns any securities of the Company.
Exceptions:  None.








                              Page 11 of 37 Pages

      Please confirm that the foregoing correctly sets forth the agreement between us by signing in the space provided below for that purpose.

                                      GALLEON INTERNATIONAL FUND. LTD.
                                      PURCHASER

                                      By:      Raj Rajaratnam
                                      Title:   Managing General Partner
                                      Address: 135 East 57th Street, 26th Fl.
                                                   New York, NY  10022
                                          Tax I.D. No.: __________________

AGREED AND ACCEPTED

John P. Goldsberry
Quality Semiconductor

By:  John P. Goldsberry
Title: Chief Financial Officer




























                              Page 12 of 37 Pages

                               ANNEX I

                 TERMS AND CONDITIONS FOR PURCHASE OF UNITS

      1.   Authorization and Sale of Units
           -------------------------------

           1.1 Authorization. The Company has authorized the sale and issuance of up to 108,000 units (the "Units"), each consisting of ten (10) shares of Common Stock of the Company (the "Shares") and one warrant to purchase one (1) share of Common Stock of the Company (the "Warrants"), pursuant to the Agreement. The shares of Common Stock of the Company to be issued upon exercise of the Warrants are hereinafter referred to as the "Warrant Shares."

           1.2 Sale of Units. Subject to the terms and conditions of the Agreement, the Company agrees to issue and sell to each Purchaser and each Purchaser severally agrees to purchase from the Company the number of Units set forth in the Agreement.

      2.   Closing Date, Delivery
           ----------------------

           2.1 Closing Date. The closing of the purchase and sale of the Units hereunder (the "Closing") shall be held at the offices of Venture Law Group, P.C., 2800 Sand Hill Road, Menlo Park, California at 3:00 p.m., on May 28, 1997 or at such other time and place as the Company and the Purchasers purchasing a majority of the Units shall agree. The date of the Closing is hereinafter referred to as the "Closing Date."

           2.2 Delivery. At the Closing, the Company will deliver to each Purchaser (a) a certificate, registered in the Purchaser's name and address as shown in the Agreement, representing the number of Shares to be purchased by the Purchaser and (b) a Warrant certificate, substantially in the form attached hereto as Exhibit A, representing the number of Warrants to be purchased by such Purchaser. Such delivery shall be against payment therefor by wire transfer of the aggregate purchase price of the Units set forth in the Agreement to an escrow account established at Silicon Valley Bank by Venture Law Group, P.C., escrow agent for the Company (the "Escrow Agent"), in accordance with the instructions set forth in Exhibit B hereto. All payments received by the Escrow Agent prior to the Closing Date shall be held in a trust account for the benefit of the Purchasers pending Closing of the offering.

      3.   Representations and Warranties of the Company
           ---------------------------------------------

           The Company represents and warrants to the Purchasers as of the Closing Date as follows:




                              Page 13 of 37 Pages

           3.1 Organization, Standing: Qualification to Do Business. The Company is a corporation duly organized and validly existing under, and by virtue of, the laws of the State of California and is in good standing as a domestic corporation under the laws of said state. The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction in which the ownership or leasing of its properties or the conduct of its business requires such qualification, except where the failure to be so qualified or be in good standing is not reasonably likely to have a material adverse effect on the Company and its subsidiaries considered as one enterprise.

           3.2 Corporate Power; Authorization. The Company has all requisite legal and corporate power and has taken all requisite corporate action to execute and deliver the Agreement, to sell and issue the Units and to carry out and perform all of its obligations under the Agreement. The Agreement constitutes the legal, valid and binding obligation of the Company, enforceable in accordance with its terms, except (a) as rights to indemnification and contribution hereunder may be limited by applicable law, equitable principles or public policy, (b) as limited by applicable bankruptcy, insolvency, reorganization or similar laws relating to or affecting the enforcement of creditors' rights generally and (c) as limited by equitable principles generally. The execution and delivery of the Agreement does not, and the performance of the Agreement and the compliance with the provisions hereof and the issuance, sale and delivery of the Units by the Company will not materially conflict with, or result in a material breach or violation of the terms, conditions or provisions of, or constitute a material default under, or result in the creation or imposition of any material lien pursuant to the terms of, the Amended and Restated Articles of Incorporation or Bylaws of the Company or any statute, law, rule or regulation or any state or federal order, judgment or decree or any indenture, mortgage, lease or other material agreement or instrument to which the Company or any of its properties is subject.

           3.3 Issuance and Delivery of the Shares, Warrants and Warrant Shares. The Shares and the Warrants, when issued in compliance with the provisions of the Agreement, and the Warrant Shares, when issued in compliance with the Agreement and the Warrants, will be validly issued, fully paid and nonassessable. The issuance and delivery of the Shares, the Warrants and the Warrant Shares are not subject to preemptive or any other similar rights of the shareholders of the Company or any liens or encumbrances.

           3.4 Private Placement Offering Memorandum, SEC Documents; Financial Statements. Each complete or partial statement, report or proxy statement included as an exhibit to the Company's Private Placement Offering Memorandum dated May 14, 1997 as amended on May 16,1997 (such Private Placement Offering Memorandum, including all exhibits thereto, being hereinafter referred to as the "Memorandum") is a true and complete copy of or a true excerpt from such document as filed by the Company with the Securities and Exchange Commission (the "SEC"). The Company has filed in a timely manner all documents that the Company was required to file with the SEC under Sections 13, 14(a) and 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), during the 12 months preceding the date of the Agreement. As of their respective filing dates, all documents filed by the

                              Page 14 of 37 Pages

Company with the SEC (the "SEC Documents") complied in all material respects with the requirements of the Exchange Act or the Securities Act of 1933, as amended (the "Securities Act"), as applicable. Neither the Agreement, the Memorandum nor any of the SEC Documents as of their respective dates included an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The financial statements of the Company included in the SEC Documents or the Memorandum (the "Financial Statements") comply as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto. The Financial Statements have been prepared in accordance with generally accepted accounting principles consistently applied and fairly present the consolidated financial position of the Company and any subsidiaries at the dates thereof and the consolidated results of their operations and consolidated cash flows for the periods then ended (subject, in the case of unaudited statements, to normal, recurring adjustments).

           3.5 Governmental Consents. No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local governmental authority on the part of the Company is required in connection with the consummation of the transactions contemplated by the Agreement, except for (a) compliance with the securities and blue sky laws in the states in which Units are offered and/or sold, which compliance will be effected in accordance with such laws, (b) the filing of a registration statement and any amendments thereto with the SEC as contemplated by Section 7.2 of the Agreement and (c) the filing of a Notification Form For the Listing of Additional Shares with The Nasdaq Stock Market and a Form 10-C with the SEC.

           3.6 No Material Adverse Change. Except as otherwise disclosed herein, since March 31, 1997, there has not been (a) any changes in the assets, liabilities, financial condition, business prospects or operations of the Company from that reflected in the Financial Statements except changes in the ordinary course of business which, individually and in the aggregate, have not had a material adverse effect on the Company and its subsidiaries considered as one enterprise; (b) any material change or amendment to a material contract or arrangement by which the Company or any of its assets or properties is bound or subject; (c) any resignation or termination of employment, or to the Company's knowledge, any impending resignation or termination of employment, of any executive officer or key employee of the Company; (d) notice of any loss of, or the cancellation or any material order by, any material customer of the Company; or (e) any declaration or payment of any dividend or other distribution of assets of the Company.

           3.7 Intellectual Property. Each of the Company and its subsidiaries owns or possesses sufficient rights to use all material patents, patent rights, trademarks, copyrights, licenses, inventions, trade secrets and know-how described or referred to in the Memorandum as owned or used by it or that are necessary for the conduct of its business as now conducted and as proposed to be conducted as described in the Memorandum; neither the Company



                              Page 15 of 37 Pages
nor any of its subsidiaries has received any notice of, or has any knowledge of, any infringement of or conflict with asserted rights of others with respect to any patent, patent right, trademark, copyright, invention, trade secret or know-how that, individually or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would have a material adverse effect on the condition (financial or otherwise), earnings, operations, business or business prospects of the Company and its subsidiaries considered as one enterprise.

            3.8 Authorized Capital Stock; Options. The authorized capital stock of the Company consists of (a) 25,500,000 shares of Common Stock, of which 6,048,845 shares were outstanding as of April 30, 1997 and (b) 1,000,000 shares of Preferred Stock, none of which is outstanding. As of April 30, 1997, the Company had authorized options to purchase an aggregate of 2,391,666 shares of Common Stock of the Company (the "Options"), of which Options to purchase 1,590,114 shares of Common Stock were outstanding as of such date. Except for (i) the Options, (ii) 50,000 warrants, each to purchase one share of the Common Stock of the Company, issued in connection with the acquisition of certain assets from AWA Microelectronics Pty. Ltd., a subsidiary of AWA Limited, on February 16, 1996, and (iii) as set forth in the Memorandum, there are no outstanding options to purchase, or any preemptive rights or other rights to subscribe for or to purchase, any securities of the Company.

            3.9 Litigation. Except as set forth in the Memorandum, there are no actions, suits, proceedings or investigations pending or, to the best of the Company's knowledge, threatened against the Company or any of its properties before or by any court or arbitrator or any governmental body, agency or official that (a) might have a material adverse effect on the Company and its subsidiaries considered as one enterprise or (b) might impair the ability of the Company to perform in any material respect its obligations under the Agreement.

            3.10 Use of Proceeds. The Company intends to apply the net proceeds from the sales of the shares in the manner set forth under the caption "Use of Proceeds" in the Memorandum.

            3.11 Private Placement. Assuming the accuracy of the representations and warranties of the Purchasers, and compliance by the Purchasers of all of their covenants and agreements contained in the Agreement, the offer, sale and issuance by the Company of the Units to the Purchasers as contemplated in the Agreement constitute transactions exempt from the registration requirements of Section 5 of the Securities Act.

      4.   Representations, Warranties and Covenants of the Purchasers
           -----------------------------------------------------------

            Each Purchaser hereby severally represents and warrants, and covenants and agrees with, to the Company, as of the Closing Date, as follows:



                              Page 16 of 37 Pages

            4.1 Authorization. Purchaser has all requisite legal and corporate or other power and capacity and has taken all requisite corporate or other action to execute and deliver the Agreement, to purchase the Units to be purchased by it and to carry out and perform all of its obligations under the Agreement. The Agreement constitutes the legal, valid and binding obligation of the Purchaser, enforceable in accordance with its terms, except (a) as rights to indemnification and contribution hereunder may be limited by applicable law, equitable principles or public policy, (b) as limited by applicable bankruptcy, insolvency, reorganization or similar laws relating to or affecting the enforcement of creditors' rights generally and (c) as limited by equitable principles generally.

           4.2 Investment Experience. Purchaser is an "accredited investor" as defined in Rule 501 (a) under the Securities Act. Purchaser is aware of the Company's business affairs and financial condition and has had access to and has acquired sufficient information about the Company to reach an informed and knowledgeable decision to acquire the Units. Purchaser has such business and financial experience as is required to give it the capacity to protect its own interests in connection with the purchase of the Units. Purchaser is not a "broker" or a "dealer" as defined in the Exchange Act and is not an "affiliate" of the Company as defined in the Securities Act.

            4.3 Investment Intent. Purchaser is purchasing the Units for its own account as principal, for investment purposes only, and not with a present view to, or for, resale, distribution or fractionalization thereof, in whole or in part, within the meaning of the Securities Act. Purchaser understands that its acquisition of the Units has not been registered under the Securities Act or registered or qualified under any state securities law in reliance on specific exemptions therefrom, which exemptions may depend upon, among other things, the bona fide nature of Purchaser's investment intent as expressed herein. Purchaser has, in connection with its decision to purchase the number of Units set forth in the Agreement, relied solely upon the Memorandum and the representations and warranties of the Company contained herein. Purchaser will not, directly or indirectly, offer, sell, pledge, transfer or otherwise dispose of (or solicit any offers to buy, purchase or otherwise acquire or take a pledge of) any of the Shares, Warrants or Warrant Shares except in compliance with the Securities Act and the rules and regulations promulgated thereunder.

            4.4 Registration or Exemption Requirements. Purchaser further acknowledges and understands that the Shares, the Warrants and the Warrant Shares may not be resold or otherwise transferred except in a transaction registered under the Securities Act or unless an exemption from such registration is available. Purchaser understands that the certificates evidencing the Shares and the Warrant Shares, and the Warrants, will be imprinted with a legend that prohibits the transfer of the Shares, the Warrants or the Warrant Shares unless (a) such transaction is registered or such registration is not required, and (b) if the transfer is pursuant to an exemption from registration other than Rule 144 under the Securities Act, and if the Company shall so request in writing, an opinion reasonably satisfactory to the Company of counsel reasonably satisfactory to the Company is obtained to the effect that the transaction is so exempt.



                              Page 17 of 37 Pages

            4.5 Restriction on Sales, Short Sales and Hedging Transactions. Purchaser will not, prior to the effectiveness of the Registration Statement, sell, offer to sell, solicit offers to buy, dispose of, loan, pledge, or grant any right with respect to (collectively, a "Disposition"), the Common Stock of the Company, nor will Purchaser engage in any hedging or other transaction which is designed to or could reasonably be expected to lead to or result in a Disposition of Common Stock of the Company by the Purchaser or any other person or entity. Such prohibited hedging or other transactions would include without limitation effecting any short sale or having in effect any short position (whether or not such sale or position is against the box and regardless of when such position was entered into) or any purchase, sale or grant of any right (including without limitation any put or call option) with respect to the Common Stock of the Company or with respect to any security (other than a broad-based market basket or index) that includes, relates to or derives any significant part of its value from the Common Stock of the Company.

            4.6 No Legal, Tax or Investment Advice. Purchaser understands that nothing in the Memorandum, the Agreement or any other materials presented to Purchaser in connection with the purchase and sale of the Units constitutes legal, tax or investment advice. Purchaser has consulted such legal, tax and investment advisors as it, in its sole discretion, has deemed necessary or appropriate in connection with its purchase of the Units.

      5.   Conditions to Closing of Purchasers
           -----------------------------------

           Each Purchaser's obligation to purchase the Units at the Closing is, at the option of such Purchaser, subject to the fulfillment or waiver as of the Closing Date of the following conditions:

           5.1 Representations and Warranties. The representations and warranties made by the Company in Section 3 hereof shall be true and correct in all material respects when made and shall be true and correct in all material respects on the Closing Date with the same force and effect as if they had been made on and as of the Closing Date.

           5.2 Covenants. All covenants, agreements and conditions contained in the Agreement to be performed by the Company on or prior to the Closing Date shall have been performed or complied with in all respects.

           5.3 Blue Sky. The Company shall have obtained all necessary blue sky law permits and qualifications, or secured exemptions therefrom, required by any state or foreign or other jurisdiction for the offer and sale of the Units.


                              Page 18 of 37 Pages

      6.   Conditions to Closing of Company
           --------------------------------

           The Company's obligation to sell and issue the Units at the Closing is, at the option of the Company, subject to the fulfillment or waiver of the following conditions:

           6.1 Representations and Warranties. The representations and warranties made by each Purchaser in Section 4 hereof shall be true and correct in all material respects when made and shall be true and correct in all material respects on the Closing Date with the same force and effect as if they had been made on and as of the Closing Date.

           6.2 Covenants. All covenants, agreements and conditions contained in the Agreement to be performed by the Purchasers on or prior to the Closing Date shall have been performed or complied with in all material respects.

           6.3 Blue Sky. The Company shall have obtained all necessary blue sky law permits and qualifications, or secured exemptions therefrom, required by any state or foreign or other jurisdiction for the offer and sale of the Units.

      7.   Affirmative Covenants
           ---------------------

           The Company and the Purchasers hereby respectively covenant and agree as follows:

           7.1 Financial Information. The Company will mail the following reports to each Purchaser until such Purchaser transfers, assigns or sells the Shares, the Warrants and the Warrant Shares purchased by such Purchaser pursuant to the Agreement:

                 (a) Within 100 days after the end of each fiscal year, a copy of its Annual Report on Form 10-K.

                 (b) Within 55 days after the end of the first, second and third quarterly accounting periods of each fiscal year of the Company, a copy of its Quarterly Report on Form 10-Q.

                 (c) Within ten days after the Company files any Current Report on Form 8-K with the SEC, such Current Report on Form 8-K.

           7.2   Registration Requirements.

                 (a) Not later than the date which is 30 days following the Closing Date, the Company shall prepare and file a registration statement (the "Registration Statement") with the SEC under the Securities Act to register the resale of the Shares and the Warrant Shares (collectively, the "Registerable Securities") and shall use its best efforts to secure the effectiveness of such registration statement as soon as reasonably practicable thereafter.


                              Page 19 of 37 Pages

                 (b) The Company shall pay all Registration Expenses (as defined below) in connection with any registration, qualification or compliance hereunder, and each Purchaser shall pay all Selling Expenses (as defined below) and other expenses that are not Registration Expenses relating to the Registerable Securities resold by such Purchaser. "Registration Expenses" shall mean all expenses, except for Selling Expenses, incurred by the Company in complying with the registration provisions herein described, including, without limitation, all registration, qualification and filing fees, printing expenses, escrow fees, fees and disbursements of counsel for the Company, blue sky fees and expenses and the expense of any special audits incident to or required by any such registration. "Selling Expenses" shall mean all selling commissions, underwriting fees and stock transfer taxes applicable to the Registerable Securities and all fees and disbursements of counsel for any Purchaser.

                 (c) In the case of the registration effected by the Company pursuant to these registration provisions, the Company will use its best efforts to: (i) keep such registration effective until the earlier of (A) the second anniversary of the date hereof, (B) such date as all of the Registerable Securities have been resold or (C) such time as all of the Registerable Securities held by the Purchasers can be sold within a given three-month period without compliance with the registration requirements of the Securities Act pursuant to Rule 144 promulgated thereunder ("Rule 144");
(ii) prepare and file with the SEC such amendments and supplements to the Registration Statement and the prospectus used in connection with the Registration Statement as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by the Registration Statement; (iii) furnish such number of prospectuses and other documents incident thereto, including any amendment of or supplement to the prospectus, as a Purchaser from time to time may reasonably request; (iv) cause the Shares and the Warrant Shares to be listed on each securities exchange and quoted on each quotation service on which similar securities issued by the Company are then listed or quoted; (v) provide a transfer agent and registrar for all securities registered pursuant to the Registration Statement and a CUSIP number for all such securities; (vi) otherwise use its best efforts to comply with all applicable rules and regulations of the SEC; and (vii) file the documents required of the Company and otherwise use its best efforts to maintain requisite blue sky clearance in (X) all jurisdictions in which any of the Units are originally sold and (Y) all other states specified in writing by a Purchaser, provided, however, that, as to clause
(Y), the Company shall not be required to qualify to do business or consent to service of process in any state in which it is not now so qualified or has not so consented.

                 (d) The Company shall furnish to each Purchaser upon request a reasonable number of copies of a supplement to or an amendment of the prospectus used in connection with the Registration Statement as may be necessary in order to facilitate the public sale or other disposition of all or any of the Registerable Securities held by the Purchaser.



                              Page 20 of 37 Pages

                 (e) With a view to making available to the Purchasers the benefits of Rule 144 and any other rule or regulation of the SEC that may at any time permit a Purchaser to sell Registerable Securities to the public without registration or pursuant to a registration statement on Form S-3, the Company covenants and agrees to use its best efforts to: (i) make and keep public information available, as those terms are understood and defined in Rule 144, until the earlier of (A) the second anniversary of the date hereof or (B) such date as all of the Registerable Securities shall have been resold;
(ii) file with the SEC in a timely manner all reports and other documents required of the Company under the Securities Act and Exchange Act; and (iii) furnish to any Purchaser upon request, as long as the Purchaser owns any Registerable Securities, (A) a written statement by the Company that it has complied with the reporting requirements of the Securities Act and the Exchange Act, (B) a copy of the most recent annual or quarterly report of the Company, and (C) such other information as may be reasonably requested in order to avail any Purchaser of any rule or regulation of the SEC that permits the selling of any such Registerable Securities without registration or pursuant to such registration statement on Form S-3.

                 (f) If any Purchaser shall propose to sell any Registerable Securities pursuant to the Registration Statement, it shall notify the Company of its intent to do so at least two (2) full business days prior to such sale. Such notice shall be deemed to constitute a representation that any written information previously supplied by such Purchaser (including without limitation the information referred to in Section 8.4 hereof) is accurate as of the date of such notice. At any time within such two (2) business-day period, the Company may refuse to permit the Purchaser to resell any Registerable Securities pursuant to the Registration Statement for an initial period not to exceed fifteen (15) days; provided, however, that in order to exercise this right, the Company must deliver a certificate in writing to the Purchaser that a delay in such sale is necessary because a sale pursuant to such Registration Statement in its then current form would not be in the best interests of the Company and its shareholders due to disclosure obligations of the Company. In such an event, the Company shall use its best efforts to amend the Registration Statement if necessary and to take all other actions necessary to allow such sale, and shall notify the Purchaser promptly after it has determined that such sale has become permissible. Notwithstanding the foregoing, the Company shall not be entitled to exercise its right to withdraw the registration statement more than three (3) times in any calendar year or for more than two consecutive fifteen (15) day periods in any calendar year. Each Purchaser hereby covenants and agrees that it will not sell any Registerable Securities pursuant to the Registration Statement during the periods the Registration Statement is withdrawn as set forth in this Section 7.2(f).

           7.3   Indemnification and Contribution.
                 --------------------------------

                 (a) The Company agrees to indemnify and hold harmless each Purchaser from and against any losses, claims, damages or liabilities (or actions or proceedings in respect thereof) to which such Purchaser may become subject (under the Securities Act or otherwise) insofar as such losses,


                              Page 21 of 37 Pages
claims, damages or liabilities (or actions or proceedings in respect thereof) arise out of, or are based upon, any untrue statement of a material fact or omission to state a material fact in the Registration Statement on the effective date thereof, or arise out of any failure by the Company to fulfill any undertaking included in the Registration Statement, and the Company will, as incurred, reimburse such Purchaser for any legal or other expenses reasonably incurred in investigating, defending or preparing to defend any such action, proceeding or claim; provided, however, that the Company shall not be liable in any such case to the extent that such loss, claim, damage or liability arises out of, or is based upon (i) an untrue statement or omission in such Registration Statement in reliance upon and in conformity with written information furnished to the Company by or on behalf of such Purchaser specifically for use in preparation of the Registration Statement, (ii) the failure of such Purchaser to comply with the covenants and agreements contained in Section 7.2(f), 8.3 or 8.4 hereof, or (iii) an untrue statement or omission in any prospectus that is corrected in any subsequent prospectus, or supplement or amendment thereto, that was delivered to the Purchaser prior to the pertinent sale or sales by the Purchaser.

                 (b) Each Purchaser, severally and not jointly, agrees to indemnify and hold harmless the Company from and against any losses, claims, damages or liabilities (or actions or proceedings in respect thereof) to which the Company may become subject (under the Securities Act or otherwise) insofar as such losses, claims, damages or liabilities (or actions or proceedings in respect thereof) arise out of, or are based upon (i) an untrue statement of a material fact or omission to state a material fact in the Registration Statement in reliance upon and in conformity with written information furnished to the Company by or on behalf of such Purchaser specifically for use in preparation of the Registration Statement; provided, however, that no Purchaser shall be liable in any such case for any untrue statement or omission in any prospectus which statement has been corrected, in writing, by such Purchaser and delivered to the Company before the sale from which such loss occurred, (ii) the failure of such Purchaser to comply with the covenants and agreements contained in Section 7.2(f), 8.3 or 8.4 hereof, or (iii) an untrue statement or omission in any prospectus that is corrected in any subsequent prospectus, or supplement or amendment thereto, that was delivered to the Purchaser prior to the pertinent sale or sales by the Purchaser, and each Purchaser, severally and not jointly, will, as incurred, reimburse the Company for any legal or other expenses reasonably incurred in investigating, defending or preparing to defend any such action, proceeding or claim.

                 (c) Promptly after receipt by any indemnified person of a notice of a claim or the beginning of any action in respect of which indemnity is to be sought against an indemnifying person pursuant to this Section 7.3, such indemnified person shall notify the indemnifying person in writing of such claim or of the commencement of such action, and, subject to the provisions hereinafter stated, in case any such action shall be brought against an indemnified person and the indemnifying person shall have been notified thereof, the indemnifying person shall be entitled to participate therein, and, to the extent that it shall wish, to assume the defense thereof, with counsel reasonably satisfactory to the indemnified person. After notice


                              Page 22 of 37 Pages
from the indemnifying person to such indemnified person of the indemnifying person's election to assume the defense thereof, the indemnifying person shall not be liable to such indemnified person for any legal expenses subsequently incurred by such indemnified person in connection with the defense thereof, provided, however, that if there exists or shall exist a conflict of interest that would make it inappropriate in the reasonable judgment of the indemnified person for the same counsel to represent both the indemnified person and such indemnifying person or any affiliate or associate thereof, the indemnified person shall be entitled to retain its own counsel at the expense of such indemnifying person.

                 (d) If the indemnification provided for in this Section 7.3 is unavailable to or insufficient to hold harmless an indemnified party under subsection (a) or (b) above in respect of any losses, claims, damages or liabilities (or actions or proceedings in respect thereof) referred to therein, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as result of such losses, claims, damages or liabilities (or actions in respect thereof) in such proportion as is appropriate to reflect the relative fault of the Company on the one hand and the Purchasers on the other in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities (or actions in respect thereof), as well as any other relevant equitable considerations. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company on the one hand or a Purchaser on the other and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Company and the Purchasers agree that it would not be just and equitable if contribution pursuant to this subsection (d) were determined by pro rata allocation (even if the Purchasers were treated as one entity for such purpose) or by any other method of allocation which does not take into account the equitable considerations referred to above in this subsection (d). The amount paid or payable by an indemnified party as a result of the losses, claims, damages or liabilities (or actions in respect thereof) referred to above in this subsection (d) shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this subsection (d), no Purchaser shall be required to contribute any amount in excess of the amount by which the net amount received by the Purchaser from the sale of the Shares or Warrant Shares, as the case may be, to which such loss relates exceeds the amount of any damages which such Purchaser has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The Purchasers' obligations in this subsection (d) to contribute are several in proportion to their respective sales of Shares or Warrant Shares, as the case may be, to which such loss relates and not joint.



                              Page 23 of 37 Pages

                 (e) The obligations of the Company and the Purchasers under this Section 7.3 shall be in addition to any liability which the Company and the respective Purchasers may otherwise have and shall extend, upon the same terms and conditions, to each person, if any, who controls the Company or any Purchaser within the meaning of the Securities Act and the Exchange Act.

      8. Restrictions on Transferability of Shares, Warrants and Warrant Shares, Compliance with Securities Act.
           ---------------------------------------------------------------

           8.1 Restrictions on Transferability. The Shares, the Warrants and the Warrant Shares shall not be transferable in the absence of registration under the Securities Act or an exemption therefrom or in the absence of compliance with any term of the Agreement. The Company shall be entitled to give stop transfer instructions to its transfer agent with respect to the Shares, the Warrants and the Warrant Shares in order to enforce the foregoing restrictions.

           8.2 Restrictive Legend. Each certificate representing the Shares, the Warrants and the Warrant Shares shall bear substantially the following legends (in addition to any legends required under applicable state securities laws):

           THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE BEEN ACQUIRED FOR INVESTMENT PURPOSES ONLY AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. THE SECURITIES MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN EXEMPTION THEREFROM.

           ADDITIONALLY, THE TRANSFER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO CERTAIN RESTRICTIONS SPECIFIED IN A UNIT PURCHASE AGREEMENT DATED MAY 16, 1997 BETWEEN THE COMPANY AND THE ORIGINAL PURCHASER, AND NO TRANSFER OF SECURITIES SHALL BE VALID OR EFFECTIVE ABSENT COMPLIANCE WITH SUCH RESTRICTIONS. ALL SUBSEQUENT HOLDERS OF THIS CERTIFICATE WILL HAVE AGREED TO BE BOUND BY CERTAIN OF THE TERMS OF THE AGREEMENT, INCLUDING SECTIONS 7.2. 8.3 AND 8.4 OF THE AGREEMENT. A COPY OF THE AGREEMENT MAY BE OBTAINED AT NO COST BY WRITTEN REQUEST MADE BY THE REGISTERED HOLDER OF THIS CERTIFICATE TO THE SECRETARY OF THE COMPANY.

           8.3 Transfer of Shares, Warrants and Warrant Shares. Each Purchaser hereby covenants with the Company not to make any sale of the Shares, the Warrants or the Warrant Shares except either (a) a sale of Shares or Warrant Shares in accordance with the Registration Statement, in which case the Purchaser covenants to comply with the requirement of delivering a current prospectus, (b) a sale of Shares, Warrants or Warrant Shares in accordance with Rule 144, in which case the Purchaser covenants to comply with Rule 144, or (c) subject to such conditions as the Company in its sole discretion shall impose, in accordance with another exemption from the registration requirements of the Securities Act. Each Purchaser further acknowledges and


                              Page 24 of 37 Pages
agrees that such Shares, Warrants and Warrant Shares are not transferable on the books of the Company unless the certificate submitted to the Company's transfer agent evidencing such Shares, Warrants or Warrant Shares is accompanied by such additional certification, documentation or information as the Company in its sole discretion shall require in order to effect such sale in accordance with the Registration Statement, Rule 144 or such other exemption from the registration requirements of the Securities Act. No transfer of Shares, Warrants or Warrant Shares will be effected to any "affiliate" of the Company as defined in the Securities Act except pursuant to subsection (a) or (b) hereof. The legend set forth in Section 8.2 will be removed from a certificate representing Shares, Warrants or Warrant Shares following and in connection with any sale of Shares, Warrants or Warrant Shares, as the case may be, pursuant to subsection (a) or (b) hereof but not in connection with any sale of Shares, Warrants or Warrant Shares, as the case may be, pursuant to subsection (c) or (d) hereof.

           8.4 Purchaser Information. Each Purchaser covenants that it will promptly notify the Company of any changes in the information set forth in the Registration Statement regarding such Purchaser or such Purchaser's "Plan of Distribution."

      9.   Miscellaneous
           -------------

           9.1 Waivers and Amendments. With the exception of Sections 7 and 8 hereof, the terms of the Agreement may be waived or amended with the written consent of the Company and each Purchaser. With respect to Sections 7 and 8 hereof, with the written consent of the Company and the record holders of more than 50% of the Shares then outstanding and held by Purchasers (including, for purposes of such calculation, outstanding Warrant Shares and shares of Common Stock issuable upon exercise of outstanding Warrants), the terms of the Agreement may be waived or amended and any such amendment or waiver shall be binding upon the Company and all holders of Shares, Warrants or Warrant Shares.

           9.2 Broker's Fee. Each Purchaser acknowledges that the Company intends to pay a fee to Needham & Company, Inc. ("Needham"), in respect of the sale of the Units to the Purchasers. Each of the parties hereto hereby represents that, on the basis of any actions and agreements by it, and except for certain finders to be paid a fee out of Needham's fee, there are no other brokers or finders entitled to compensation in connection with the sale of the Units to the Purchasers.

           9.3 Governing, Law. The Agreement shall be governed in all respects by and construed in accordance with the laws of the State of California without regard to conflicts of laws principles.

           9.4 Survival. The representations, warranties, covenants and agreements made in the Agreement shall survive any investigation made by the Company or the Purchasers and shall survive the Closing.


                              Page 25 of 37 Pages

           9.5 Successors and Assigns. The provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors and administrators of the parties to the Agreement. Notwithstanding the foregoing, no Purchaser shall assign the Agreement without the prior written consent of the Company. The provisions of Sections 7, 8 and 9 hereof shall be binding on and shall inure to the benefit of subsequent holders of Shares, Warrants or Warrant Shares, other than subsequent holders purchasing pursuant to Section 8.3(a) or 8.3(b).

           9.6 Entire Agreement. The Agreement constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof.

           9.7 Indemnification of Escrow Agent. The Company and each of the Purchasers jointly and severally agree to indemnify and hold harmless Venture Law Group, P.C. ("VLG") against any and all losses, claims, damages, liabilities, costs, expenses and disbursements (including fees and expenses of counsel) (collectively, "Losses") arising out of or in connection with VLG's services hereunder, other than Losses finally judicially determined to be solely attributable to VLG's bad faith or gross negligence. Each of the Company and the Purchasers further agree that VLG shall not have any liability whatsoever (whether direct or indirect, in contract or tort or otherwise) to the Company or any Purchaser (or any party claiming through either of them) arising out of or in connection with its services hereunder except in the event that such liability is finally judicially determined to be solely attributable to VLG's bad faith or gross negligence. The Company and the Purchasers further agree that VLG shall be entitled to rely on their respective representations, warranties, covenants and agreements herein and pursuant hereto. The Company and the Purchasers acknowledge and agree that VLG is an intended third-party beneficiary of this Section 9.7.

           9.8 Notices, etc. All notices and other communications required or permitted under the Agreement shall be in writing and may be delivered in person, by telecopy, overnight delivery service or United States mail, addressed to the Company or the Purchasers, as the case may be, at their respective addresses set forth at the beginning of in the Agreement, or at such other address as the Company or the Purchasers shall have furnished to the other party in writing. All notices and other communications shall be effective upon the earlier of (a) actual receipt thereof by the person to whom notice is directed or (b) (i) in the case of notices and communications sent by personal delivery or telecopy, the time such notice or communication arrives at the applicable address or is successfully sent to the applicable telecopy number, (ii) in the case of notices and communications sent by overnight delivery service, at noon (local time) on the second business day following the day such notice or communication is sent, and (iii) in the case of notices and communications sent by United States mail, five days after such notice or communication is deposited in the United States mail.

           9.9 Severability of the Agreement. If any provision of the Agreement shall be judicially determined to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

           9.10 Counterparts. The Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

                              Page 26 of 37 Pages

           9.11 Further Assurances. Each party to the Agreement shall do and perform or cause to be done and performed all such further acts and things and shall execute and deliver all such other agreements, certificates, instruments and documents as the other party hereto may reasonably request in order to carry out the intent and accomplish the purposes of the Agreement and the consummation of the transactions contemplated hereby.

           9.12 Termination. In the event that the Closing shall not have occurred on or before ninety (90) days from the date hereof, the Agreement shall terminate at the close of business on such date.

           9.13 Expenses. The Company and each such Purchaser shall bear its own expenses incurred on its behalf with respect to the Agreement and the transactions contemplated hereby, including fees of legal counsel.

           9.14 Currency. All references to "dollars" or "$" in the Agreement shall be deemed to refer to United States dollars.






























                              Page 27 of 37 Pages

                                  EXHIBIT A
                                  ---------

                          FORM OF WARRANT CERTIFICATE
















































                              Page 28 of 37 Pages

            THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE BEEN ACQUIRED FOR INVESTMENT PURPOSES ONLY AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. THE SECURITIES MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN EXEMPTION THEREFROM.

            ADDITIONALLY, THE TRANSFER OF THE SECURITIES
            REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO
            CERTAIN RESTRICTIONS SPECIFIED IN A UNIT PURCHASE AGREEMENT DATED MAY 16, 1997 BETWEEN THE COMPANY
            AND THE ORIGINAL PURCHASER, AND NO TRANSFER OF SECURITIES SHALL BE VALID OR EFFECTIVE ABSENT COMPLIANCE WITH SUCH RESTRICTIONS. ALL SUBSEQUENT HOLDERS OF THIS CERTIFICATE WILL HAVE AGREED TO
            BE BOUND BY CERTAIN OF THE TERMS OF THE AGREEMENT, INCLUDING SECTIONS 7.2, 8.3 AND 8.4 OF THE AGREEMENT. A COPY OF THE AGREEMENT MAY BE OBTAINED AT NO COST
            BY WRITTEN REQUEST MADE BY THE REGISTERED HOLDER OF THIS CERTIFICATE TO THE SECRETARY OF THE COMPANY.

                          CUSIP: 74758Bl04

                  WARRANT TO PURCHASE SHARES OF COMMON
                    STOCK OF QUALITY SEMICONDUCTOR, INC.

            This certifies that ------------ (the "Holder"), for value received, is entitled to purchase from Quality Semiconductor, Inc., a California corporation (the "Company"), ------------ (--------) fully paid and nonassessable shares of the Company's Common Stock (the "Warrant Shares") at a price of $8.50 per share of Common Stock (the "Stock Purchase Price") at any time or from time to time on or after the date hereof up to and including 5:00 p.m. (Pacific time) on the Expiration Date (as defined below), upon surrender to the Company at its principal office at 851 Martin Avenue, Santa Clara, California 95050-2903 (or at such other location as the Company may advise the Holder in writing) of this Warrant properly endorsed with the Form of Subscription attached hereto duly completed and signed and upon payment by cash, check or wire transfer of immediately available funds of the aggregate Stock Purchase Price for the number of shares for which this Warrant is being exercised determined in accordance with the provisions hereof. The Stock Purchase Price and the number of shares purchasable hereunder are subject to adjustment as provided in Section 3 of this Warrant. "Expiration Date" means the earlier of (i) May 31, 1998 or (ii) the occurrence of an event the proposal of which is described in subsection (d) of Section 3.4 which causes termination of this Warrant under Section 3.4. This Warrant is issued pursuant to the Unit Purchase Agreement between the Company and the Holder dated May 16, 1997 (the "Purchase Agreement").





                              Page 29 of 37 Pages

           This Warrant is subject to the following terms and conditions:

      1. Exercise; Issuance of Certificates, Payment for Shares. This Warrant is exercisable at the option of the Holder at any time or from time to time on or after the date hereof and prior to or on the Expiration Date for all or a portion of the Warrant Shares which may be purchased hereunder. The Holder shall not be entitled to exercise this Warrant without delivering the Form of Subscription attached hereto, and the Company shall have no liability whatsoever to any Holder by reason of any attempted exercise hereof if such Form of Subscription is not delivered or such Holder is unable to make any of the representations set forth therein. The Company agrees that the Warrant Shares purchased under this Warrant shall be and are deemed to be issued to the Holder as the record owner of such shares as of the close of business on the date on which this Warrant shall have been surrendered and payment made for such shares. Subject to the provisions of Section 2, certificates for the Warrant Shares so purchased, together with any other securities or property to which the Holder is entitled upon such exercise, shall be delivered to the Holder by the Company's transfer agent at the Company's expense within a reasonable time after the rights represented by this Warrant have been exercised. Each stock certificate so delivered shall be in such denominations of Warrant Shares as may be requested by the Holder and shall be registered in the name of the Holder or such other name as shall be designated by the Holder, subject to the limitations contained in Sections 2 and 4 hereof If, upon exercise of this Warrant, fewer than all of the Warrant Shares evidenced by this Warrant are purchased prior to the date of expiration of this Warrant, one or more new warrants substantially in the form of, and on the terms in, this Warrant will be issued for the remaining number of Warrant Shares not purchased upon exercise of this Warrant.

      2. Shares to be Fully Paid; Reservation of Shares. The Company covenants and agrees that all Warrant Shares which may be issued upon the exercise of the rights represented by this Warrant will, upon issuance, be duly authorized, validly issued, fully paid and nonassessable and free from all preemptive rights of any shareholder and free of all taxes, liens and charges with respect to the issue thereof. The Company further covenants and agrees that it shall approve, and shall seek shareholder approval at its next regularly scheduled meeting of shareholders for, an increase in the number of authorized shares of Common Stock sufficient to provide for the exercise of the rights represented by this Warrant. Thereafter, during the period within which the rights represented by this Warrant may be exercised, the Company covenants and agrees that it will at all times have authorized and reserved, for the purpose of issue or transfer upon exercise of the subscription rights evidenced by this Warrant, a sufficient number of shares of authorized but unissued Common Stock, when and as required to provide for the exercise of the rights represented by this Warrant. The Company will use its reasonable best efforts to take all such action as may be necessary to assure that such shares of Common Stock may be issued as provided herein without violation of any applicable law or regulation, or of any requirements of any domestic securities exchange or automated quotation system upon which the Common Stock may be listed.


                              Page 30 of 37 Pages

      3. Adjustment of Stock Purchase Price: Number of Warrant Shares. The Stock Purchase Price and the number of Warrant Shares purchasable upon the exercise of this Warrant shall be subject to adjustment from time to time upon the occurrence of certain events described in this Section 3.

            3.1 Adjustment of Purchase Price. In the event that the Company at any time or from time to time after the issuance of this Warrant shall declare or pay, without consideration, any dividend on the Common Stock payable in Common Stock or in any right to acquire Common Stock for no consideration, or shall effect a subdivision of the outstanding shares of Common Stock into a greater number of shares of Common Stock (by stock split, reclassification or otherwise than by payment of a dividend in Common Stock or in any right to acquire Common Stock), or in the event the outstanding shares of Common Stock shall be combined or consolidated, by reclassification or otherwise, into a lesser number of shares of Common Stock, then the Stock Purchase Price in effect immediately prior to such event shall, concurrently with the effectiveness of such event, be proportionately decreased or increased, as appropriate. In the event that the Company shall declare or pay, without consideration, any dividend on the Common Stock payable in any right to acquire Common Stock for no consideration, then the Company shall be deemed to have made a dividend payable in Common Stock in an amount of shares equal to the maximum number of shares issuable upon exercise of such rights to acquire Common Stock. Upon each adjustment of the Stock Purchase Price pursuant to this Section 3.1, the Holder shall thereafter be entitled to purchase, at the Stock Purchase Price resulting from such adjustment, the number of shares of Common Stock obtained by multiplying the Stock Purchase Price in effect immediately prior to such adjustment by the number of shares of Common Stock purchasable pursuant hereto immediately prior to such adjustment, and dividing the product thereof by the Stock Purchase Price resulting from such adjustment.

            3.2 Adjustments for Reclassification and Reorganization. If the Common Stock shall be changed into the same or a different number of shares of any other class or classes of stock, whether by capital reorganization, reclassification or otherwise (other than a subdivision or combination of shares provided for in Section 3.1), the Stock Purchase Price then in effect shall, concurrently with the effectiveness of such reorganization or reclassification, be proportionately adjusted so that this Warrant shall represent the right to purchase, in lieu of the number of shares of Common Stock which this Warrant would otherwise represent the right to purchase, that number of shares of such other class or classes of stock equivalent to the number of shares of Common Stock which this Warrant would have otherwise entitled the Holder to purchase immediately before that change at the same aggregate Stock Purchase Price.




                              Page 31 of 37 Pages

            3.3 Notice of Adjustment. Upon any adjustment of the Stock Purchase Price or any increase or decrease in the number of shares of Common Stock purchasable upon the exercise of this Warrant, the Company shall within five business days give written notice thereof, by first class mail, postage prepaid, addressed to the registered Holder of this Warrant at the address of such Holder as shown on the books of the Company. The notice shall be signed by the Company's chief financial officer and shall state the Stock Purchase Price resulting from such adjustment and the increase or decrease, if any, in the number of shares purchasable at such price upon the exercise of this War-rant, setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based.

            3.4   Other Notices.  If at any time:

                  (a) the Company shall propose to declare any cash dividend upon its Common Stock;

                  (b) the Company shall propose to declare or make any dividend or other distribution to the holders of its Common Stock, whether in cash, property or other securities;

                  (c) the Company shall propose to effect any reorganization or reclassification of the capital stock of the Company or any consolidation or merger of the Company with or into another corporation in which the Company shall not be the continuing or surviving entity of such consolidation or merger, or any transaction or series of transactions in which an excess of 50% of the Company's voting power is transferred, or any sale, lease or conveyance of all or substantially all of the property of the Company; or

                  (d) the Company shall propose to effect a voluntary or involuntary dissolution, liquidation or winding-up of the Company; then, in any one or more of said cases, the Company shall give, by certified or registered mail, postage prepaid, addressed to the Holder at the address of such Holder as shown on the books of the Company (i) at least 15 business days' prior written notice of the date on which the books of the Company shall close or a record shall be taken for such dividend or distribution or for determining rights to vote in respect of any such reorganization, reclassification, consolidation, merger, transaction or series of transactions, sale, lease, conveyance, dissolution, liquidation or winding-up, and (ii) in the case of any such reorganization, reclassification, consolidation, merger, transaction or series of transactions, sale, lease, conveyance, dissolution, liquidation or winding-up, at least 15 business days' written notice of the date when the same shall take place. Any notice given in accordance with clause (i) above shall also specify, in the case of any dividend or distribution, the record date for such dividend or distribution, which must be after the date thereof. Any notice given in accordance with clause (ii) above shall also specify the date on which the holders of the Common Stock shall be entitled to exchange their Common Stock for securities or other property, if any, deliverable upon such reorganization, reclassification, consolidation, merger, transaction or series of


                              Page 32 of 37 Pages
transactions, sale, lease, conveyance, dissolution, liquidation or winding-up, as the case may be. In the event that the Holder does not exercise this Warrant prior to the occurrence of an event described in clause (a) or (b) above, the Holder shall not be entitled to receive the benefits accruing to existing holders of the Common Stock in such event. Upon the occurrence of an event described in clause (c), the Holder shall be entitled thereafter, in lieu of and in substitution for all other rights under this Warrant, upon payment of the Stock Purchase Price in effect immediately prior to such action, to receive upon exercise of this Warrant the class and number of shares which the Holder would have been entitled to receive after the occurrence of such event had this Warrant been exercised immediately prior to such event. Upon the occurrence of an event the proposal of which is described in clause (d), this Warrant shall terminate.

      4. Issue Tax. The issuance of certificates for the Warrant Shares upon the exercise of this Warrant shall be made without charge to the Holder for any issue tax in respect thereof, provided, however, that the Company shall not be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of any certificate in a name other than that of the then holder of this Warrant being exercised.

      5. No Voting, or Dividend Rights; Limitation of Liability. Nothing contained in this Warrant shall be construed as conferring upon the Holder hereof the right to vote or to consent or to receive notice as a shareholder in respect of meetings of shareholders for the election of directors of the Company or any other matters or any rights whatsoever as a shareholder of the Company. Except for the adjustment to the Stock Purchase Price pursuant to
Section 3.1 in the event of a dividend on the Common Stock payable in shares of Common Stock, no dividends or interest shall be payable or accrued in respect of this Warrant or the interest represented hereby or the Warrant Shares purchasable hereunder until, and only to the extent that, this Warrant shall have been exercised. No provisions hereof, in the absence of affirmative action by the Holder to purchase Warrant Shares, and no mere enumeration herein of the rights or privileges of the Holder hereof, shall give rise to any liability of such Holder for the Stock Purchase Price or as a shareholder of the Company whether such liability is asserted by the Company or by its creditors.

      6. Restrictions on Transferability of Securities; Compliance With Securities Act.
           --------------------------------------------------------------

           6.1 Restrictions on Transferability. The Warrant and the Warrant Shares (collectively, the "Securities"), shall not be transferable except upon the conditions specified in the Purchase Agreement, which conditions are intended to insure compliance with the provisions of the Securities Act and applicable "blue sky" law.

           6.2 Restrictive Legend. Each certificate representing the Securities or any other securities issued in respect of the Securities upon any stock split, stock dividend, recapitalization, merger, consolidation or similar event shall (unless otherwise permitted by the provisions of the Purchase Agreement) be stamped or otherwise imprinted with a legend substantially in the following form (in addition to any legend required under applicable state securities laws):

                              Page 33 of 37 Pages

           THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE BEEN ACQUIRED FOR INVESTMENT PURPOSES ONLY AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. THE SECURITIES MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN EXEMPTION THEREFROM.

           ADDITIONALLY, THE TRANSFER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO CERTAIN RESTRICTIONS SPECIFIED IN A UNIT PURCHASE AGREEMENT DATED MAY 16,1997 BETWEEN THE COMPANY AND THE ORIGINAL PURCHASER, AND NO TRANSFER OF SECURITIES SHALL BE VALID OR EFFECTIVE ABSENT COMPLIANCE WITH SUCH RESTRICTIONS. ALL SUBSEQUENT HOLDERS OF THIS CERTIFICATE WILL HAVE AGREED TO BE BOUND BY CERTAIN OF THE TERMS OF THE AGREEMENT, INCLUDING SECTIONS 7.2, 8.3 AND 8.4 OF THE AGREEMENT. A COPY OF THE AGREEMENT MAY BE OBTAINED AT NO COST BY WRITTEN REQUEST MADE BY THE REGISTERED HOLDER OF THIS CERTIFICATE TO THE SECRETARY OF THE COMPANY.

            7. Modification and Waiver. This Warrant and any provision hereof may be changed, waived, discharged or terminated only by an instrument in writing signed by the party against which enforcement of the same is sought.

            8. Notices. Any notice, request or other communication required or permitted to be given or delivered to the Holder hereof or the Company shall be in writing and may, except as otherwise set forth herein, be delivered in person, by telecopy, overnight delivery service or United States mail, addressed to the Holder at its address as shown on the books of the Company, or to the Company at the address indicated therefor in the first paragraph of this Warrant, or at such other address as the Holder or the Company shall have furnished to the other party in writing. All notices, requests and other communications shall be effective upon the earlier of (a) actual receipt thereof by the person to whom notice is directed or (b) (i) in the case of notices or communications sent by personal delivery or telecopy, the time such notice or communication arrives at the applicable address or is successfully sent to the applicable telecopy number, (ii) in the case of notices and communications sent by overnight delivery service, at noon (local time) on the second business day following the day such notice or communication is sent, and (iii) in the case of notices and communications sent by United States mail, five days after such notice or communication is deposited in the United States mail.

            9. Descriptive Headings and Governing Law. The descriptive headings of the several sections and paragraphs of this Warrant are inserted for convenience only and do not constitute a part of this Warrant. This Warrant shall be governed in all respects by and construed in accordance with the laws of the State of California without regard to conflicts of laws principles.



                              Page 34 of 37 Pages

            10. Lost Warrants or Stock Certificates. The Company represents and warrants to the Holder that upon receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction, or mutilation of any Warrant or stock certificate and, in the case of any such loss, theft or destruction, upon receipt of an indemnity and, if requested, bond reasonably satisfactory to the Company or, in the case of any such mutilation upon surrender and cancellation of such Warrant or stock certificate, the Company at its expense will make and deliver a new Warrant or stock certificate, of like tenor, in lieu of the lost, stolen, destroyed or mutilated Warrant or stock certificate.

            11. Fractional Shares. No fractional shares shall be issued upon exercise of this Warrant. The Company shall, in lieu of issuing any fractional share, pay the Holder entitled to such fraction a sum in cash equal to such fraction multiplied by the market price of the Common Stock, which shall be, on any date, the closing price for the Common Stock or the closing bid if no sales were reported, as quoted on The Nasdaq Stock Market.


                         [Signature page follows]






























                              Page 35 of 37 Pages

            IN WITNESS WHEREOF, the Company has caused this Warrant to be executed by its officers, thereunto duly authorized this ----- day of -------- ---- 1997.

                                      QUALITY SEMICONDUCTOR, INC.




                                      By:-------------------------------------
                                         Name:   John Goldsberry
                                         Title:  Vice President, Finance and
                                                 Chief Financial Officer

































                              Page 36 of 37 Pages

                              FORM OF SUBSCRIPTION
                              --------------------

                   (To be signed only upon exercise of Warrant)

To: Quality Semiconductor, Inc.
851 Martin Avenue
Santa Clara, CA 95050-2903

      The undersigned, the Holder of the within Warrant, hereby irrevocably elects to exercise the purchase right represented by such Warrant for, and to purchase thereunder, ---------------- (--------) shares of Common Stock of Quality Semiconductor, Inc. (the "Company") and herewith makes payment of $--- -------- therefor and requests that the certificates for such shares be issued in the name of, and delivered to -------------- at the address set forth below.

      The undersigned represents, unless the exercise of this Warrant has been registered under the Securities Act of 1933, as amended (the "Securities Act"), that (i) the undersigned is acquiring such Common Stock for his own account for investment and not with a view to or for sale in connection with any distribution thereof (except for any resale pursuant to a Registration Statement under the Securities Act), (ii) the undersigned has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of the undersigned's investment in the shares of Common Stock, (iii) the undersigned has received all of the information the undersigned requested from the Company and the undersigned considers necessary or appropriate for deciding whether to purchase the shares, (iv) the undersigned has the ability to bear the economic risks of his prospective investment, and (v) the undersigned is able, without materially impairing his financial condition, to hold the shares of Common Stock for an indefinite period of time and to suffer complete loss on his investment. The undersigned is an "accredited investor" as defined in Regulation D of the Securities Act on the date hereof.

DATED:  ----------------


                                    ------------------------------------------
                                    (Signature must conform in all respects to name of Holder as specified on the face of the Warrant)



                                    ------------------------------------------
                                    ------------------------------------------
                                                     (Address)






                              Page 37 of 37 Pages